

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2011

Mr. Zhen Jiang Wang
Chief Executive Officer
First China Pharmaceutical Group, Inc.
Number 504, West Ren Min Road
Kunming City, Yunnan Province
People's Republic of China 650000

> **Re:** **First China Pharmaceutical Group Inc.**
> **Amendment No. 2 to Form 10-K for Fiscal Year Ended March 31, 2011**
> **Filed November 7, 2011**
> **Amendment No. 2 to Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed November 8, 2011**
> **File No. 000-54076**

Dear Mr. Wang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2011

Management's Discussion and Analysis…, page 43

Results of Operations, page 47

1. Please delete your explanation of the non U.S. GAAP related party receivables appearing within the last paragraph on page 47 and continuing in the first paragraph on page 48.

Sales, page 47

2. We note your revised disclosure on page 47 including discussion of the distribution to Mr. Wang. In this section you discuss the reclassification and then move to disclosure

about increasing your registered capital and securing direct bank financing. On page 3 you state that due to the distribution to Mr. Wang you are now pursuing direct bank financing "to further address [your] liquidity situation." Please revise this section to specifically discuss the impact of the reclassification on your liquidity position.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

3. We note your response to prior comment 13 in our letter dated October 18, 2011. Please have your auditor remove the fourth paragraph from his report. The restated balance sheets and the related restatement disclosures within the financial statement footnotes must be audited in order to comply with 8-02 of Regulation S-X. In this regard, your auditor should include a reference to your restatement in his report in accordance with AS 6 paragraph 9 which states "[t]he correction of a material misstatement in previously issued financial statements should be recognized in the auditor's report on the audited financial statements through the addition of an explanatory paragraph, as described in AU sec. 508." Furthermore, AU 561 paragraph 6 (a) states that "the reasons for the revision (restatement) usually should be described in a note to the financial statements and referred to in the auditor's report."

Notes to the Financial Statements, pages F11 – F-35

4. We note the explanation provided in your response to prior comment 15 in our letter dated October 18, 2011. However, we continue to believe the restatement is a correction of an error. Accordingly, please provide all required disclosures as found in ASC 250-10-50-7 through 50-10, as applicable, including a description of the nature of the error and the effect of the correction on each financial statement line item.

Note 15 Subsequent Event, page F-30

Corporate re-organization & Intended Disposal of XYT

5. We note your response to prior comment 17 in our letter dated October 18, 2011. We await your response and disclosures.

6. We note your response to prior comment 18 in our letter dated October 18, 2011. We await your response and disclosures.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Consolidated Balance Sheets, page 4

Note 3. Related Parties, page 17

7. We note your response to prior comment 20 in our letter dated October 18, 2011. Please explain why the company's obligation to FCPG-HK of approximately $6.2 million was not reported as a due to related party payable separately on the balance sheet. See Regulation S-X, Rule 5-02-19 and Rule 4-08(k).

Management's Discussion and Analysis…, page 28

Liquidity and Capital Resources, page 33

Overview, page 33

8. We note your revisions on page 33 regarding the impact of the reclassification on your liquidity. However, your previous disclosure, prior to the reclassification, contemplated a period of time when you would have access to cash collected by Mr. Wang that could be used to finance operations in the interim between bonus compensation payments to Mr. Wang. Under the reclassification, you will not have an opportunity to use these earnings in operations for any period of time. We note that on page 3 of your most recently amended 10-K you state that due to the distribution to Mr. Wang you are now pursuing direct bank financing "to further address [your] liquidity situation." Please revise this section to account for this change in your liquidity position.

        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

                                        Sincerely,

                                        /s/ Robert Littlepage for

                                        Larry Spirgel
                                        Assistant Director

cc: Mark C. Lee, Esq.
         Greenberg Traurig, LLP